EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Six Months Ended June 30, 2006	Years Ended December 31,
		2005	2004	2003	2002	2001
Income from continuing operations before income taxes	$503,243	1,372,059	804,936	374,205	121,566	438,972
Distributions less than equity in earnings of affiliates	(4,140)	(5,514)	(4,225)	(209)	(3)	(365)
Previously capitalized interest charged to earnings during period	7,023	15,564	14,065	10,457	7,748	3,450
Interest and expense on indebtedness, excluding capitalized interest	3,613	8,765	34,064	20,511	26,968	19,006
Interest portion of rentals*	5,438	9,397	7,908	9,857	9,445	7,953

Earnings before provision for taxes and fixed charges	$515,177	1,400,271	856,748	414,821	165,724	469,016

Interest and expense on indebtedness, excluding capitalized interest	3,613	8,765	34,064	20,511	26,968	19,006
Capitalized interest	18,628	38,539	22,160	37,240	24,536	20,283
Interest portion of rentals*	5,438	9,397	7,908	9,857	9,445	7,953

Total fixed charges	$27,679	56,701	64,132	67,608	60,949	47,242

Ratio of earnings to fixed charges	18.6	24.7	13.4	6.1	2.7	9.9

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1